FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an indicative announcement regarding the status of connected transactions of Huaneng Power International, Inc. (the “Registrant”); and

2.	an announcement on power generation for the first three quarters of 2009 of the Registrant;

each made by the Registrant on October 15, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

INDICATIVE ANNOUNCEMENT REGARDING
THE STATUS OF CONNECTED TRANSACTIONS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

On 21 April 2009, the Company entered into a “share transfer agreement for the transfer of 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company between China Huaneng Group and Huaneng Power International, Inc.” with China Huaneng Group (“Huaneng Group”) and another “share transfer agreement for the transfer of 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company between Huaneng International Power Development Corporation and Huaneng Power International Inc.” with Huaneng International Power Development Corporation (“HIPDC”), respectively (the above two agreements are collectively referred to as the “Transfer Agreements”). Pursuant to the Transfer Agreements, the Company had paid RMB1.076 billion and RMB1.272 billion (in aggregate RMB2.348 billion) to Huaneng Group and HIPDC, respectively. These transfers constitute discloseable and connected transactions of the Company under the Hong Kong Listing Rules. Please refer to the Company´s announcement and circular dated 22 April 2009 and 4 May 2009, respectively, for details of these transfers.

These transfers were approved by the State-owned Assets Supervision and Administration Commission of the State Council on 11 September 2009. Having satisfied all the conditions precedent contained in the Transfer Agreements, the Company has paid the consideration in full to each of Huaneng Group and HIPDC pursuant to the terms of Transfer Agreements. The formalities relating to these transfers have in principle been completed. The Company is in the course of carrying out the relevant trade and commercial registration changes.

Following completion of these transfers, the Company owns 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company. The generation capacity of the Company is increased by 1,006 MW on an equity basis.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
15 October 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

POWER GENERATION
FOR THE FIRST THREE QUARTERS OF 2009

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first three quarters of 2009.

According to the Company’s preliminary statistics, as of 30 September 2009, the Company’s total domestic power generation on a consolidated basis amounted to 144.704 billion kWh, representing an increase of 3.08% over the same period last year. The increase in the Company’s power generation was mainly due to power generation contributed by the Company’s newly acquired generating units and newly operating generating units.

The power generation of each of the Company’s domestic power plants for the first three quarters of 2009 was listed below (in billion kWh):

Domestic Power Plant	Power generation for the first three quarters of 2009	Power generation for the first three quarters of 2008	Change

Liaoning Province
Dalian	6.152	6.983	-11.90%
Dandong	2.929	3.451	-15.13%
Yingkou	6.863	8.501	-19.27%

Hebei Province
Shang’an	8.638	5.783	49.37%

Gansu Province
Pingliang	3.567	5.681	-37.21%

Beijing
Beijing Co-generation	3.061	—	—

Tianjin
Yangliuqing Co-generation	4.202	−	—

Shanxi Province
Yushe	3.317	3.864	-14.16%

Shandong Province
Dezhou	10.966	10.386	5.58%
Jining	1.513	1.709	-11.47%
Xindian	2.483	3.421	-27.42%
Weihai	2.660	3.637	-26.86%
Rizhao Phase II	5.174	—	—

Henan Province
Qinbei	8.731	7.749	12.67%

Jiangsu Province
Nantong	5.604	6.621	-15.36%
Nanjing	2.541	2.915	-12.83%
Taicang	8.340	7.998	4.28%
Huaiyin	5.255	5.916	-11.17%
Jinling Combined-cycle	1.891	1.645	14.95%

Shanghai
Shidongkou First	5.175	5.587	-7.37%
Shidongkou Second	4.663	5.676	-17.85%
Shanghai Combined-cycle	0.674	0.582	15.81%

Chongqing
Luohuang	7.402	8.701	-14.93%

Zhejiang Province
Changxing	1.187	1.252	-5.19%
Yuhuan	14.762	14.238	3.68%

Hunan Province
Yueyang	3.245	4.609	-29.59%

Jiangxi Province
Jinggangshan	2.096	2.368	-11.49%

Fujian Province
Fuzhou	5.975	5.852	2.10%

Guangdong Province
Shantou Coal-fired	4.615	5.250	-12.10%
Haimen	1.023	—	—
	－－－－－－	－－－－－－	－－－－－－
Total	144.704	140.375	3.08%
	=============	=============	=============

For the first three quarters of 2009, the power generation of Tuas Power Limited in Singapore amounted to 24.2% of that of the power market in Singapore, representing a decrease of 0.4 percentage point over the same period of the previous year (i.e. 24.6%).

The acquisitions by the Company of 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and of 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company from China Huaneng Group and Huaneng International Power Development Corporation, respectively, were approved by the State-owned Assets Supervision and Administration Commission of the State Council on 11 September 2009. The Company has paid the considerations in full pursuant to the relevant transfer agreements. As a result, the controlling generation capacity and the equity-based generation capacity of the Company increased by 2,045MW and 1,006MW, respectively. In addition, a 1,000 MW ultra-super critical coal-fired generating unit at Haimen Power Plant Phase I, which is wholly owned by the Company, commenced operation at the end of July 2009.

To date, the Company wholly owns 18 operating power plants and has controlling interests in 15 operating power companies and minority interests in 5 operating power companies. Such power plants are located in 12 provinces and 4 provincial-level municipalities in China. The Company also has a wholly-owned operating generation company in Singapore. Currently, the Company is one of China´s largest listed power producers with equity-based generation capacity of 41,209MW and controlling generation capacity of 43,984MW.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
15 October 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    October 15, 2009